Eric Blanchard

+1 617 937 2445

eblanchard@cooley.com

July 1, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Technology
100 F Street, N.E.
Washington, DC 20549

Attn:	Mitchell Austin
Kathleen Krebs

Re:	iLearningEngines, Inc. Registration Statement on Form S-1 Filed June 3, 2024 File No. 333-279908

Ladies and Gentlemen:

On behalf of iLearningEngines, Inc. (the “Company”), we are providing this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) Division of Corporation Finance contained in its letter, dated June 21, 2024 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1, filed on June 3, 2024 (the “Registration Statement”).

The Company is concurrently filing Amendment No. 1 to the Registration Statement on Form S-1 (the “Amendment No. 1”), which reflects changes made in response to certain of the comments contained in the Comment Letter.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1. Capitalized terms used but not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

Registration Statement on Form S-1 filed June 3, 2024

Cover Page

1.	While we note you have disclosed the price that the selling securityholders paid for certain of securities registered for resale, please ensure you provide this disclosure for each of the securities being registered for resale.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover page and the disclosure on pages 4, 5, 45, 133 and 152 of Amendment No. 1 accordingly.

2.	We note that you are a “controlled company” within the meaning of the corporate governance requirements of Nasdaq. Please revise your cover page and summary to disclose (i) your “controlled company” status; (ii) your controlling shareholder; and (iii) the voting power percentage of your controlling shareholder.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover page and the disclosure on page 1 of Amendment No. 1 accordingly.

Cooley LLP 500 Boylston Street Boston, MA 02116-3736
t: +1 617 937 2300 f: +1 617 937 2400 cooley.com

July 1, 2024 Page 2

The Offering, page 4

3.	You provide one example where selling shareholders would experience potential profit in the case of the holders of the Founder Shares selling their shares at the current market price. Please disclose the potential profit that other selling securityholders would earn based on the current trading price of your shares, to the extent applicable.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover page and the disclosure on pages 5 and 45 of Amendment No. 1 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments
Business Combination, page 60

4.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that the Chidambarans and Arrowroot Acquisition, beneficial owners of over 76% of your outstanding shares, will be able to sell all their outstanding shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 46 and 83 of Amendment No. 1 accordingly.

5.	Please disclose how the material events that occurred from February 2024 through the consummation of the business combination facilitated being able to close the business combination and list on Nasdaq.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 58, 59 and 60 of Amendment No. 1 accordingly.

Liquidity and Capital Resources, page 79

6.	Please expand your discussion of capital resources to address the changes in the company’s liquidity position since the business combination. For example, disclose the total percentage of Arrowroot Acquisition’s public shares that were redeemed in connection with extension votes and the vote on the Business Combination, the resulting amount of funds you received from the trust account and the transaction costs of the Business Combination. Disclose the amount of debt and other securities issued, net proceeds received, and fees paid or payable to finance the company and its obligations in connection with and following the Business Combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 59, 60, 81 and 82 of Amendment No. 1 accordingly.

7.	In addition, please discuss the prepaid Forward Purchase Agreement with Polar Multi-Strategy Master Fund. Provide a plain English description of the risks and benefits to each of the company and Polar based upon how the agreement operates. Also provide examples of how the agreement operates. Describe the best and worst potential outcomes for the company and for Polar, highlighting what factors would impact the outcomes. Explain why the company entered into the agreement and the consideration given to how the prepaid amount would be paid to Polar at closing of the Business Combination. Discuss the amount of cash and securities each party has received to date and how it was determined. Disclose how and why the agreement was amended on April 9, 2024, and if the agreement is still operative.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 46, 83 and 161 of Amendment No. 1 accordingly.

Cooley LLP 500 Boylston Street Boston, MA 02116-3736
t: +1 617 937 2300 f: +1 617 937 2400 cooley.com

July 1, 2024 Page 3

Selling Shareholders, page 131

8.	When discussing lock-up provisions, you refer reader to “Certain Relationships and Related Party Transactions — Lock-up Agreements”; however, there is no such section in the prospectus. Please revise. Furthermore, you indicate on page 131 that certain selling shareholders entered into a lock-up agreement with the company with respect to shares that may be sold pursuant to the current registration statement, but also indicate on page 49 that the company’s bylaws contain lock-up provisions with the same terms. Please clarify what instrument governs the applicable lock-up provisions for the selling shareholders. Disclose which selling stockholders are subject to the lock-up provisions. Lastly, disclose the lock-up provisions in the Plan of Distribution, discussing under what circumstances the lock-up provisions may be waived. Disclose that the company already waived the provisions for certain shareholders in April 2024 and discuss why the company chose to waive the provisions for those shareholders. Identify any selling shareholders for which the lock-up provisions have been waived.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6, 46, 49, 50, 83, 133 and 154 of Amendment No. 1 accordingly.

9.	Please identify the persons who have control over Venture Lending & Leasing IX, Inc. and WTI Fund X, Inc.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 136 of Amendment No. 1 accordingly.

10.	Please identify Cantor Fitzgerald & Co. as a registered broker-dealer and disclose how it received the shares it is offering.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 136 of Amendment No. 1 accordingly.

Plan of Distribution, page 150

11.	We note your disclosure that the selling securityholders may sell their securities “to or through underwriters or broker-dealers” and that “[a]t the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.” Please revise to state that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement. Refer to Item 512(a)(1)(iii) of Regulation S-K and the associated undertaking you have provided on page II-7.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 153 of Amendment No. 1 accordingly.

* * * *

Cooley LLP 500 Boylston Street Boston, MA 02116-3736
t: +1 617 937 2300 f: +1 617 937 2400 cooley.com

July 1, 2024 Page 4

Please direct any questions or further comments concerning Amendment No. 1 or this response letter to either the undersigned at (617) 937-2445 or Paul Alexander of Cooley LLP at (202) 776-2118.

Sincerely

/s/ Eric Blanchard
Eric Blanchard

cc:	Harish Chidambaran, iLearningEngines, Inc.
S. Farhan Naqvi, iLearningEngines, Inc.
David Samuels, iLearningEngines, Inc.
Peter Byrne, Cooley LLP
Paul Alexander, Cooley LLP

Cooley LLP 500 Boylston Street Boston, MA 02116-3736
t: +1 617 937 2300 f: +1 617 937 2400 cooley.com